UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. 2)

New Dragon Asia Corp.
(Name of Issuer)

Class A Common Stock, par value $.0001 per share
(Title of Class of Securities)

645378H102
(CUSIP Number)

Heng Jing Lu c/o New Dragon Asia Food Ltd.	Mitchell S. Nussbaum
Suite 2808	Loeb & Loeb LLP
International Chamber of Commerce Tower	345 Park Avenue
Fuchua Three Road	New York, New York 10154
Shenzhen, China 518048	212-407-4159

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(Continued on following pages)
(Page 1 of 10 Pages)

CUSIP No. 645378 H102	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON New Dragon Asia Food Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 34,823,954 (2)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 34,823,954 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,823,954 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.27%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 645378 H102	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Heng Jing Lu I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 34,823,954 (2)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 34,823,954 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,823,954 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.27%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 645378 H102	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Ling Wang I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 0 (2)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 0 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON N/A (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

Page 5 of 10 Pages

Footnotes:

(1)    New Dragon Asia Food Ltd. is incorporated in the British Virgin Islands and does not have an I.R.S. Identification Number.

(2)    The Schedule 13D, as amended by Amendment No. 1 on October 18, 2005, reported that the beneficial ownership of the shares owned by New Dragon Asia Food Ltd. are controlled by Heng Jing Lu, the Chairman of the Issuer, and Ling Wang. It reported that Ms. Wang, the Issuer’s Vice President and one of its directors, is the holder of record of 100% of the equity interests of Long Feng Food Overseas Ltd. ("Long Feng"), which in turn owns 100% of the equity interests of New Dragon Pacific Holding Ltd., which in turn holds 100% of the equity interests of New Dragon Asia Food Ltd. which in turn holds the 34,823,954 shares or 67.27% of the Issuer’s issued and outstanding Class A Common Stock of which this Schedule 13D is the subject. It also reported that by virtue of an oral understanding with Ms. Wang, Mr. Lu had voting and dispositive control over the shares of Long Feng and, accordingly, has voting and dispositive control of the shares held by New Dragon Asia Food Ltd. Mr. Lu was thereby deemed to have beneficial ownership of such shares. Ms. Wang disclaimed any beneficial ownership of any equity interests of Long Feng and the Issuer.

This Amendment No. 2 to Schedule 13D is being filed to report that the shares of New Dragon Asia Food Ltd. were transferred to Mr. Lu directly on April 13, 2006. As a result, Ms. Wang no longer has any direct or indirect beneficial ownership of shares of Class A Common Stock, Mr. Lu’s control of the shares of the Issuer is now direct by virtue of his ownership of New Dragon Asia Food Ltd. and any future transactions by New Dragon Asia Food Ltd. will be reported by Mr. Lu.

Page 6 of 10 Pages

Item 1. Security and Issuer.

This statement relates to the Class A Common Stock, par value $.0001 per share (the “Common Stock”) of New Dragon Asia Corp., a Florida corporation, (the “Company” or the “Issuer”). The Company’s principal executive office is located Suite 2808, International Chamber of Commerce Tower, Fuchua Three Road, Shenzhen, China 518048.

Item 2. Identity and Background.

(a) This Amendment No. 2 to Schedule 13D is filed by New Dragon Asia Food Ltd., Heng Jing Lu and Ling Wang.

(b) Each of the Reporting Persons’ residence or business address is as follows:

New Dragon Asia Food Ltd.’s business address is Suite 2808, International Chamber of Commerce Tower, Fuchua Three Road, Shenzhen, China 518048;

Mr. Heng Jing Lu’s business address is c/o New Dragon Asia Corp., Suite 2808, International Chamber of Commerce Tower, Fuchua Three Road, Shenzhen, China 518048;

Ms. Ling Wang’s business address is c/o New Dragon Asia Corp. Suite 2808, International Chamber of Commerce Tower, Fuchua Three Road, Shenzhen, China 518048.

(c) New Dragon Asia Food Ltd., is a holding company organized in the British Virgin Islands. Its sole business is making equity investments in operating companies. Its principal business address is Suite 2808, International Chamber of Commerce Tower, Fuchua Three Road, Shenzhen, China 518048.

Mr. Lu is the Chairman of the Board of Directors of the Issuer. He was the Chief Executive Officer of the Issuer until April 1, 2005. His principal business address is c/o New Dragon Asia Corp. Suite 2808, International Chamber of Commerce Tower, Fuchua Three Road, Shenzhen, China 518048.

Ms. Wang is the Vice President and a director of the Issuer. She also works with subsidiaries of the Issuer on internal financial matters. Her principal business address is c/o New Dragon Asia Corp. Suite 2808, International Chamber of Commerce Tower, Fuchua Three Road, Shenzhen, China 518048.

(d) During the past five years, neither New Dragon Asia Food Ltd., nor, to the knowledge of New Dragon Asia Food Ltd., has any officer, director or control person of New Dragon Asia Food Ltd., been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Mr. Lu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Ms. Wang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither New Dragon Asia Food Ltd., nor, to the knowledge of New Dragon Asia Food Ltd., has any officer, director or control person of New Dragon Asia Food Ltd., been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 7 of 10 Pages

During the past five years, Mr. Lu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the past five years, Ms. Wang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) New Dragon Asia Food Ltd. is incorporated under the laws of the British Virgin Islands. Mr. Lu is a citizen of the People’s Republic of China. Ms. Wang is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

New Dragon Asia Food Corp. entered into an Amended and Restated Exchange Agreement, dated as of December 13, 2001 (the "Share Exchange Agreement") by and among the Issuer (at the time, the Issuer’s name was “Bio-Aqua Systems Inc.”), Max Rutman and Flagship Import Export LLC, a Nevada limited liability company. Pursuant to the Exchange Agreement, on December 13, 2001 (the "Closing Date"), New Dragon Asia Food Ltd. acquired from the Issuer 35,183,754 shares of the Class A Common Stock (the “Shares”) in exchange for its equity interest in four companies organized under the laws of the British Virgin Islands (each a "Subsidiary" and, collectively the "Subsidiaries") each of which in turn holds interests in a separate sino-foreign joint ventures.

Item 4. Purpose of Transaction.

New Dragon Asia Food Ltd. acquired the Shares pursuant to the Share Exchange Agreement and entered into the above-mentioned transaction solely to acquire the shares of Common Stock for investment purposes.

The Common Stock was acquired pursuant to the Share Exchange Agreement as described in Item 3 hereof. As a result of the Share Exchange, the Issuer has carried on the business of New Dragon Asia Food Ltd.

None of the Reporting Persons have any plans or proposals which relate to or would result in:

            (a)  the acquisition by any person of additional securities of the Company;
            (b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
            (c)  a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;
(d)  any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
            (e)  any material change in the present capitalization or dividend policy of the Company;
            (f)  any other material change in the Company’s business or corporate structure;

Page 8 of 10 Pages

(g)  changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;
(h)  causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)  a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or
(j)  any similar action to those enumerated above.

Item 5. Interest in Securities of the Issuer.

New Dragon Asia Food Ltd.:

(a)  New Dragon Asia Food Ltd. is the beneficial owner of an aggregate of 34,823,954 shares of Common Stock, representing approximately 67.27% of the total issued and outstanding shares of Common Stock.

(b)  New Dragon Asia Food Ltd. has sole power to vote or direct the vote of 0 shares of Common Stock and the sole investment and voting power over 0 shares of Common Stock. New Dragon Asia Food Ltd. has shared power to vote or direct the vote of 34,823,954 shares of Common Stock

(c) During the past 60 days, New Dragon Asia Food Ltd. has not effected any transactions relating to the Common Stock of the Company.

(d) To the knowledge of New Dragon Asia Food Ltd., other than as described in this Amendment No. 2 to Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Heng Jing Lu:

(a)  Heng Jing Lu is the beneficial owner of an aggregate of 34,823,954 shares of Common Stock, representing approximately 67.27% of the total issued and outstanding shares of Common Stock.

(b)  Heng Jing Lu has sole power to vote or direct the vote of 0 shares of Common Stock and the sole investment and voting power over 0 shares of Common Stock. Mr. Lu has shared power to vote or direct the vote of 34,823,954 shares of Common Stock and the shared power to dispose of and direct the disposition of 34,823,954 shares of Common Stock.

(c) Mr. Lu has not effected any transactions in the Common Stock of the Company in the past 60 days.

(d) To the knowledge of Mr. Lu, other than as described in this Amendment No. 2 to Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e) Not applicable.

Page 9 of 10 Pages

Ling Wang:

(a)  Ms. Wang is the beneficial owner of an aggregate of 0 shares of Common Stock, representing approximately 0% of the total issued and outstanding shares of Common Stock.

(b)  Ms. Wang has sole power to vote or direct the vote of 0 shares of Common Stock and the sole investment and voting power over 0 shares of Common Stock. Ms. Wang, at the direction of Mr. Lu, has shared power to vote or direct the vote of 0 shares of Common Stock and the shared power to dispose of and direct the disposition of 0 shares of Common Stock.

(c)  Ms. Wang has not effected any transactions in the Common Stock of the Company in the past 60 days.

(d) To the knowledge of Ms. Wang, Heng Jing Lu is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by her individually.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Heng Jing Lu is the holder of record of 100% of the equity interests of New Dragon Asia Food Ltd. which holds approximately 67.27% of the issued and outstanding shares of the Common Stock if the Company. Mr. Heng Jing Lu has voting and dispositive control over the shares of the Company held by New Dragon Asia Food Ltd. Mr. Lu is thereby deemed to have beneficial ownership of such shares.

Item 7. Materials to be Filed as Exhibits.

(1)  Share Exchange Agreement, dated as of December 13, 2001 (included as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on December 27, 2001 and incorporated by reference herein).

(2) Instrument of Transfer dated April 13, 2006 between New Dragon Pacific Holding, Ltd. and Heng Jing Lu (filed herewith).

Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2006	New Dragon Asia Food Ltd. By: /s/ Heng Jing Lu Name: Heng Jing Lu Title: Director By: /s/ Heng Jing Lu Heng Jing Lu By: /s/ Ling Wang Ling Wang